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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                    EXX INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Common Stock Par Value, $.01 Per Share, Class B
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    269283308
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               William Henry Allen
                                  P.O. Box 113
                           Washington, Illinois 61571
                                 (309) 444-2620
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 7, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition that is the subjection of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.         269283308
          --------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  William Henry Allen

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      N/A
               ------------------------------------
         (b)
               ------------------------------------
--------------------------------------------------------------------------------
3.       SEC Use Only
                       ------------------------------------
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)          PF
                                             -----------------------------------
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
N/A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization   US Citizen
                                              ----------------------------------
--------------------------------------------------------------------------------
Number of         7.       Sole Voting Power         46,000
Shares Bene-   -----------------------------------------------------------------
ficially by       8.       Shared Voting Power       -0-
Owned by Each  -----------------------------------------------------------------
Reporting         9.       Sole Dispositive Power    46,000
Person With    -----------------------------------------------------------------
                  10.      Shared Dispositive Power  -0-
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                           46,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 N/A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
                                                            --------------------
                                                           7.3%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

                                    IN
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------



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



ITEM 1.  SECURITY AND ISSUER

This Statement relates to the common stock, Class B $.01 par value per share (the "Shares") of EXX Inc., a Nevada corporation (the "Company"). The address of the principal executive office of the Company is 1350 East Flamingo Road, Suite 689, Las Vegas, Nevada.

ITEM 2.  IDENTITY AND BACKGROUND

(a)      The name of the reporting person is William Henry Allen.

(b) Mr. Allen resides at 1911 Canterbury Court, Apt. F, Washington, Illinois 61571.

(c) Mr. Allen's principal occupation is timber broker, Allen Timber Products Co., 1911 Canterbury Court, Apt. F, Washington, Illinois 61571.

(d) During the last five years, Mr. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar violations).

(e) During the last five years, Mr. Allen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)      Mr. Allen is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

The acquisition of an additional 5,400 Shares since his previous filing which required this filing results from purchases using the personal assets of the Reporting Person.

ITEM 4.  PURPOSE OF THE TRANSACTION

Mr. Allen has acquired additional Shares for purposes of investment only. Mr. Allen may, in the future, seek a position on the board of the corporation, or seek to have representation on the Board of the Corporation. Mr. Allen, dependent upon the condition of the market and valuation of the shares of the corporation, may increase or decrease his position in this stock. Mr. Allen has no intention of engaging in any conduct which would:

(b) Constitute an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) Cause a sale or transfer of material amount of assets of the issuer or any of its subsidiaries;

(e) Constitute a material change in the present capitalization or dividend policy of the issuer;


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



(f) Constitute any material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

(g) Create any change in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Or cause a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) Cause a class of equities securities of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Take any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)      Mr. Allen beneficially owns 46,000 Shares or approximately 7.3%.

(b) Mr. Allen has both the sole power to vote or direct to vote and to dispose or direct to dispose of the 46,000 Shares.

(c) Mr. Allen has made the following open market purchases of Shares within the past 60 days:

       Date               # of Shares         Price Per Share
       ----               -----------         ---------------

April 19, 1999                600                 2.063
May 13, 1999                1,000                 3.00
May 21, 1999                  800                 3.50
June 3, 1999                  200                 2.813
June 3, 1999                  400                 2.938
June 4, 1999                1,400                 3.00
June 7, 1999                  500                 3.375
June 7, 1999                  500                 3.25

All transactions were completed by Birchtree Financial Services, Inc., 920 Main, Suite 216, Kansas City, MO 64105.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.



Date:    June 15, 1999             /s/ William Henry Allen
     ----------------------        ---------------------------------------------
                                     Signature



                                       William Henry Allen
                                   ---------------------------------------------
                                     Name/Title


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